SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 03 March 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure:  1. Director/PDMR Shareholding announcement made on 18 February 2008
Enclosure:  2. Transaction in Own Shares announcement made on 18 February 2008
Enclosure:  3. Transaction in Own Shares announcement made on 19 February 2008
Enclosure:  4. Transaction in Own Shares announcement made on 19 February 2008
Enclosure:  5. Transaction in Own Shares announcement made on 20 February 2008
Enclosure:  6. Transaction in Own Shares announcement made on 21 February 2008
Enclosure:  7. Director/PDMR Shareholding announcement made on 22 February 2008
Enclosure:  8. Transaction in Own Shares announcement made on 22 February 2008
Enclosure:  9. Transaction in Own Shares announcement made on 25 February 2008
Enclosure: 10. Transaction in Own Shares announcement made on 26 February 2008
Enclosure: 11. Transaction in Own Shares announcement made on 26 February 2008
Enclosure: 12. Transaction in Own Shares announcement made on 27 February 2008
Enclosure: 13. Transaction in Own Shares announcement made on 28 February 2008
Enclosure: 14. Transaction in Own Shares announcement made on 29 February 2008
Enclosure: 15. Total Voting Rights announcement made on 29 February 2008

Enclosure No.1


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.




1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

BEN VERWAAYEN

FRANCOIS BARRAULT

SALLY DAVIS

IAN LIVINGSTON

HANIF LALANI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

BEN VERWAAYEN -

BT GROUP DEFERRED BONUS PLAN: 27,398 SHARES

BT GROUP INCENTIVE SHARE PLAN: 27,979 SHARES


FRANCOIS BARRAULT

BT GROUP DEFERRED BONUS PLAN: 5,139 SHARES

BT GROUP INCENTIVE SHARE PLAN: 15,033 SHARES

BT GROUP RETENTION SHARE PLAN: 3,908 SHARES


SALLY DAVIS

BT GROUP DEFERRED BONUS PLAN: 3,353 SHARES

BT GROUP INCENTIVE SHARE PLAN: 6,253 SHARES


IAN LIVINGSTON -

BT GROUP DEFERRED BONUS PLAN: 7,487 SHARES

BT GROUP INCENTIVE SHARE PLAN: 19,850 SHARES


HANIF LALANI -

BT GROUP DEFERRED BONUS PLAN: 5,948 SHARES

BT GROUP INCENTIVE SHARE PLAN: 14,293 SHARES


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

229.95 pence

14. Date and place of transaction

18 FEBRUARY 2008 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

BEN VERWAAYEN

PERSONAL HOLDING: 1389448 SHARES

BT GROUP DEFERRED BONUS PLAN: 1,190,583 SHARES

BT GROUP INCENTIVE SHARE PLAN: 1,215,830 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1052632 SHARES


FRANCOIS BARRAULT

PERSONAL HOLDING: 417859 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 223316 SHARES

BT GROUP INCENTIVE SHARE PLAN: 653289 SHARES

BT GROUP RETENTION SHARE PLAN: 169851 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 362500 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 3214 SHARES.


SALLY DAVIS

PERSONAL HOLDING: 81246 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 145652 SHARES

BT GROUP INCENTIVE SHARE PLAN: 271776 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 443983 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 11198 SHARES.


IAN LIVINGSTON

PERSONAL HOLDING: 528459 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 325400 SHARES

BT GROUP INCENTIVE SHARE PLAN: 862631 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 676692 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6250 SHARES


HANIF LALANI

PERSONAL HOLDING: 80509 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 258548 SHARES

BT GROUP INCENTIVE SHARE PLAN: 621135 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 406416 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.


16. Date issuer informed of transaction

18 FEBRUARY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A ........................

24. Name of contact and telephone number for queries

Graeme Wheatley - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

18 FEBRUARY 2008

END

Enclosure No.2


Monday 18 February 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,500,000 ordinary shares at a price of 233.03 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 718,319,572 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,922,335,280.


The above figure (7,922,335,280) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure No.3


Tuesday 19 February 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 244,215 ordinary shares at a minimum price of 146 pence and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 718,075,357 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,922,579,495.

The above figure (7,922,579,495) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.




                                    = ends =

Enclosure No.4


Tuesday 19 February 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 5,500,000 ordinary shares at a price of 231.95 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 723,575,357 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,917,079,495.

The above figure (7,917,079,495) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure No.5


Wednesday 20 February 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,500,000 ordinary shares at a price of 228.10 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 729,075,357 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,911,579,495.

The above figure (7,911,579,495) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure No.6


Thursday 21 February 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 5,000,000 ordinary shares at a price of 231.961 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 734,075,357 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,906,579,495.

The above figure (7,906,579,495) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure No.7


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

DEBORAH LATHEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

DEBORAH LATHEN

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF AMERICAN DEPOSITARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH - HELD AS AMERICAN DEPOSITARY SHARES
(ADS) WHERE 1 ADS REPRESENTS 10 ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

CHARLES SCHWAB NOMINEES

8. State the nature of the transaction

PURCHASE OF AMERICAN DEPOSITARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

225 AMERICAN DEPOSITARY SHARES (BEING 2,250 ORDINARY SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

$46.18 PER PURCHASE OF AMERICAN DEPOSITARY SHARE

14. Date and place of transaction

21 FEBRUARY 2008, NEW YORK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

225 AMERICAN DEPOSITARY SHARES

16. Date issuer informed of transaction

22 FEBRUARY 2008


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

N/A

24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

22 FEBRUARY 2008

END

Enclosure No.8


Friday 22 February 2008


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,000,000 ordinary shares at a price of 230.3217 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 739,075,357 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,901,579,495.

The above figure (7,901,579,495) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure No.9


Monday 25 February 2008

                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,000,000 ordinary shares at a price of 235.48 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 744,075,357 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,896,579,495.

The above figure (7,896,579,495) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure No.10


Tuesday 26 February 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 36,303 ordinary shares at a minimum price of 146 pence and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 744,039,054 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,896,615,798.

The above figure (7,896,615,798) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure No.11


Tuesday 26 February 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,000,000 ordinary shares at a price of 238.19 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 749,039,054 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,891,615,798.

The above figure (7,891,615,798) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

                                    = ends =

Enclosure No.12


Wednesday 27 February 2008

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 7,297,310 ordinary shares at a price of 234.461562 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 756,336,364 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,884,318,488.

The above figure (7,884,318,488) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure No.13


Thursday 28 February 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 6,500,000 ordinary shares at a price of 230.86 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 762,836,364 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,877,818,488.


The above figure (7,877,818,488) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure No.14


Friday 29 February 2008


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 5,500,000 ordinary shares at a price of 228.00 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 768,336,364 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,872,318,488.


The above figure (7,872,318,488) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure No.15


Friday 29 February 2008


                                  BT GROUP PLC


               TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 29 February 2008, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 768,336,364 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,872,318,488.

The above figure (7,872,318,488) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                   -: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date  03 March, 2008